Exhibit 107

Calculation of Filing Fee Tables

Schedule 13E-3

(Form Type)

ICLICK INTERACTIVE ASIA GROUP LIMITED

(Name of the Issuer and Name of Person Filing Statement)

Table 1 – Transaction Value

	Transaction	Fee	Amount of
	Valuation	Rate	Filing Fee
Fees to Be Paid	$9,302 (1)	$0.00014760 (2)	$1.37 (2)
Fees Previously Paid	$21,380,432 (1)	$0.00014760 (2)	$3155.75 (2)
Total Transaction Valuation	$21,389,734 (1)	$0.00014760 (2)	$3157.12 (2)
Total Fees Due for Filing			$1.37
Total Fees Previously Paid			$3155.75
Total Fee Offsets			—
Net Fee Due			$1.37

(1)	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The filing fee is calculated based on the sum of (a) the product of 26,077,932 issued and outstanding Shares (including Shares represented by ADSs) subject to the transaction multiplied by the proposed per share merger consideration of US$0.816 (the “Per Share Merger Consideration”), (b) the product of 7,165 ADSs underlying the outstanding Vested Company Options subject to the transaction (and when the exercise price of any such Vested Company Option is lower than the US$4.08 Per ADS Merger Consideration) multiplied by US$2.535 per outstanding Vested Company Option (which is the difference between the US$4.08 Per ADS Merger Consideration and the weighted average exercise price of US$1.545 per ADS of such Vested Company Options), and (c) the product of 47,645 ADSs underlying the outstanding Vested Company Options subject to the transaction (and when the exercise price of any such Vested Company Option is equal to or greater than the Per ADS Merger Consideration) multiplied by US$1.9305 (which is the cash amount entitled to such Vested Company Options) ( (a), (b), and (c) together, the “Transaction Valuation”).

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Exchange Act , was calculated by multiplying the Transaction Valuation by 0.00014760.